

June 14, 2012

Via E-mail
Mr. Jeffrey A. Weiss
Chairman of the Board and Chief Executive Officer
DFC Global Corp.
1436 Lancaster Avenue
Berwyn, Pennsylvania 19312-1288

     Re: **DFC Global Corp.**
              Form 10-K for the Fiscal Year Ended June 30, 2011
              Filed August 29, 2011
              Proxy Statement on Schedule 14A
              Filed October 13, 2011
              Forms 10-Q for the Quarterly Periods ended September 30, 2011 and
              December 30, 2011
              Filed November 7, 2011 and February 9, 2012
              File No. 000-50866

Dear Mr. Weiss:

We have reviewed your response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

General, page 2

1. We note your response to comment 11. Please tell us and revise future filings to disclose the basis for your claim in the first sentence that you are "a leading international diversified financial services company."

Short-Term Single Payment Loans, page 9

2. We note your response to the first bullet point of comment 1. Please revise your proposed disclosure consistent with Item 402(b) as follows:
    *   noting your characterization of your loan products as "short term," revise the second paragraph and other similar characterizations to disclose that some loans are not short term because they are rolled over multiple times and disclose whether or not you have a maximum number of times and period over which you will extend a loan; and
    *   noting your disclosure in the second paragraph of limits on the amount of each loan, disclose whether you permit multiple loans to a single borrower and, if so, the maximum aggregate amount of principal, interest and fees that you will permit a borrower to have outstanding at any time.

3. We note your response to the second bullet point of comment 1, including your statement that you "do not have the ability" to track the percentage of your payday loans during the past fiscal year that at the end of their initial term were rolled over, extended, renewed or paid and replaced by a new payday loan. Please revise your proposed disclosure consistent with Item 402(b) the following:
    *   revise your second revised paragraph and similar disclosure elsewhere to disclose that a portion of the loans you categorized as "originated' were not new loans but were loans that were rolled over, extended, renewed or otherwise replaced previous loans; and
    *   disclose that you "do not have the ability to track this data."

4. We note your response to the third bullet point of comment 3. As we requested, disclose the actual "number of unpaid balances beyond stated terms" and the aggregate amount as of the end of your last fiscal year;

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

5. We note your response to comment 11 regarding industry peers. Please define your "customer demographic base" to which you refer in the footnote to your table of peers.

6. We note your response to comment 11 regarding "retail peers." Please tell us and revise future filings to disclose, consistent with Item 402(b)(2)(xiv) and Instruction 1, the basis for your claim "we compete with retail companies more than industry peers, when hiring for executive and management level positions." Reconcile your claim with the previous major job experience of your CEO and Named Executive Officers.

7. We note your response to comment 13.   Please revise the table to show the range of
    the amounts and total compensation Mr. Weiss will receive, not just the minimum
    amounts and revise the percentage of each increase accordingly. Clarify which
    compensation is performance based and which is not.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;
*   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

        You may contact Jonathan E. Gottlieb at (202) 551-3416 with any questions.

                                                    Sincerely,

                                                    /s/ Todd K. Schiffman

                                                    Todd K. Schiffman
                                                    Assistant Director